UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2019

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: June 7, 2019	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

NEWS RELEASE

NAM TAI PROPERTY INC.

Announces Results of 2019 Annual General Meeting

SHENZHEN, PRC – June 7, 2019 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced the results of the Company’s 2019 Annual General Meeting of Shareholders (the “AGM”) held in Shenzhen, China on June 7, 2019.

At the AGM, the shareholders of the Company approved: (i) the re-election of Mr. Ying Chi Kwok, Mr. Hao Xu, Mr. Peter R. Kellogg, Dr. William Lo, Mr. Mark Waslen, Mr. Vincent Fok and election of Mr. Si Zong Wu and Dr. Aiping Lyu as members of the board of directors of the Company to serve for the ensuing year until the next annual general meeting of shareholders; and (ii) the ratification of the appointment of Moore Stephens CPA Limited as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2019.

ABOUT NAM TAI PROPERTY INC.

We are an owner, developer and operator of technology parks. We hold two parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting these two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-tech research and development centers, Nam Tai Inno Park and Nam Tai Inno City. We expect our principal income in the future will be derived from rental income from these research and development centers. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”).

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Cameron Associates

Mr. Kevin McGrath

Tel.:212.245.4577

E-mail: kevin@cameronassoc.com